MAMMA.COM ANNOUNCES HIGHLY ANTICIPATED RELEASE OF COPERNIC DESKTOP SEARCH 2.0

Desktop Search Experience Redefined with a Completely Redesigned Interface and New Cutting Edge Features

Montreal, Canada, September 20, 2006 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, announced Copernic Desktop Search (CDS) 2.0, “The Search Engine For Your PC ™.” Copernic has used the experience gained from millions of downloads of the original CDS to further enhance the critically acclaimed product.  With this major upgrade, Mamma.com Inc firmly stakes its claim in the battle for desktop search supremacy.

“The battle for desktop real estate continues to intensify and we believe the enhancements made in CDS 2.0 will redefine what desktop search is,” said Martin Bouchard, EVP and Chief Strategist & Technology Officer. “CDS 2.0 has by far the most efficient and intuitive user interface with lightweight instant indexing, providing the user with broad support of file types and email clients.”

CDS 2.0 has been redesigned from the ground up to enhance user experience, deliver new innovative features, facilitate private labeling and customization, and optimize performance levels.

CDS 2.0 brings the power of a sophisticated, yet easy to use search engine right to your PC and now allows you to simultaneously search in all categories and eliminate spelling errors with smart query correction (i.e. did you mean?), thanks to patent-pending technology.  New ‘as you type’ suggestions for advanced search fields have also been added to the Company’s flagship product.

CDS 2.0 features a completely redesigned deskbar providing you with direct access to search results with per category result filtering. ‘My Searches’ feature enables you to save your favorite queries for swift one-click reuse.

“Product enhancements were also made in consideration of the Private Label Program. In addition to establishing a branded presence on the user’s desktop, we are able to provide major ISPs and portals with advanced customization capabilities and extensive metrics,” said Guy Fauré, President and CEO of Mamma.com Inc.  “We believe this to be an invaluable asset, enabling our customers to secure their existing customers while generating new revenue on a per user basis.”

"Of the myriad desktop search utilities that have hit the market over the past couple of years, Copernic Desktop Search is generally regarded as the most powerful – and arguably the best – among them,” said Joseph Moran, Technology Writer with WinPlanet, in a recent review of CDS 2.0 pre release.

As leading edge technology, CDS has garnered several prestigious awards and recognition including top honors from PC Magazine and CNET among others.  CDS 2.0 continues to build on the expanse of positive industry and media coverage, including an expert rating of 5/5 in a very recent review by Consumer Guide.

CDS 2.0 works with Windows 98/Me/NT/2000/XP and Internet Explorer 5.0 or later, Outlook and Outlook Express, Mozilla Firefox as well as Thunderbird. Additional information on the new features as well as a free download of the product is available at www.copernic.com.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively.  The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive.  Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Gina DeYoung

Director, Corporate Communications and Marketing

Mamma.com Inc.

Telephone Toll Free: (888) 844-2372

Telephone Local: (514) 908-4325

Email: gdeyoung@copernic.com

Web site: www.mammainc.com